# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: CONNAUGHT HOUSE, 5TH FLOOR, ONE BURLINGTON ROAD, DUBLIN 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 09/21/2025
Filed by CIK 0002023889
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BREA Holdings, LLC (CIK 0002023889): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0.1% of the class)
- Boustead & Company Ltd. (CIK 0001703990): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 596,283; sole dispositive power 0; shared dispositive power 596,283; aggregate amount beneficially owned 596,283 (5.4% of the class)
- Pinehurst Partners LLC (CIK 0002012026): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); source of funds: working capital (WC); sole voting power 0; shared voting power 50,033; sole dispositive power 0; shared dispositive power 50,033; aggregate amount beneficially owned 50,033 (0.5% of the class)
- Boustead Securities, LLC (CIK 0001369813): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 10,414; sole dispositive power 0; shared dispositive power 10,414; aggregate amount beneficially owned 10,414 (0.1% of the class)
- Daniel J. McClory (CIK 0001515164): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 29,080; shared voting power 656,316; sole dispositive power 29,080; shared dispositive power 656,316; aggregate amount beneficially owned 29,080 (6.2% of the class)
- Keith C. Moore (CIK 0001323581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 20,850; shared voting power 596,283; sole dispositive power 20,850; shared dispositive power 596,283; aggregate amount beneficially owned 617,133 (5.6% of the class)
- Alberto Libanori (CIK 0002021581): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 550; shared voting power 0; sole dispositive power 550; shared dispositive power 0; aggregate amount beneficially owned 550 (0.1% of the class)
- Lincoln J. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,414; sole dispositive power 0; shared dispositive power 10,414; aggregate amount beneficially owned 10,414 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.50 nominal value per share
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: CONNAUGHT HOUSE, 5TH FLOOR, ONE BURLINGTON ROAD, DUBLIN 4, Ireland (L2), D04 C5Y6

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) BREA Holdings LLC ("BREA"), a Nevada limited liability company;

(ii) Boustead & Company Ltd. ("BCL"), a Nevada corporation;

(iii) Pinehurst Partners LLC ("Pinehurst"), a Colorado limited liability company;

(iv) Boustead Securities, LLC ("BSL"), a California limited liability company;

(v) Daniel J. McClory;

(vi) Keith C. Moore;

(vii) Alberto Libanori; and

(viii) Lincoln J. Smith.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BCL. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of BREA is 318 N. Carson Street, Suite 208, Carson City, NV 89701-4269. The principal business address of BCL is 6 Venture, Suite 395, Irvine, CA 92618. The principal business address of Pinehurst is 6525 Gunpark Drive, Suite 370-103, Boulder, CO 80301. The principal business address of BSL is 6 Venture, Suite 395, Irvine, CA 92618. The principal business address of Mr. McClory is 6 Venture, Suite 395, Irvine, CA 92618. The principal business address of Mr. Moore is 6 Venture, Suite 395, Irvine, CA 92618. The principal business address of Mr. Libanori is 6 Venture, Suite 395, Irvine, CA 92618. The principal business address of Mr. Smith is 6 Venture, Suite 395, Irvine, CA 92618.
Present principal occupation or employment: The principal business of BREA is investing in securities. The principal business of BCL is investment banking. The principal business of Pinehurst is investing in securities. The principal business of BSL is investment banking as a FINRA-registered broker-dealer firm. The principal occupation of Mr. McClory is serving as Head of China & Equity Capital Markets for BSL. The principal occupation of Mr. Moore is serving as Executive Chairman of BCL. The principal occupation of Mr. Libanori is serving as a Biotech Investment Analyst at BSL. The principal occupation of Mr. Smith is serving as President and CEO of BSL.
Criminal convictions in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BREA is organized under the laws of the State of Nevada. BCL is organized under the laws of the State of Nevada. Pinehurst is organized under the laws of the State of Colorado. BSL is organized under the laws of the State of California. Mr. McClory is a citizen of the United States and Italy. Mr. Moore is a citizen of the United States. Mr. Libanori is a citizen of Italy. Mr. Smith is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 10,000 Class B Ordinary Shares, $0.50 nominal value per share (the "Shares") directly beneficially owned by BREA, which were purchased with cash on hand from co-founders of the Issuer, is $668,000.

The aggregate purchase price of the 585,869 Shares directly beneficially owned by BCL, which were acquired with working capital pursuant to the exercise of warrants issued to BCL by the Issuer in connection with a private placement, is $36,850,531.

The aggregate purchase price of the 50,033 Shares directly beneficially owned by Pinehurst, which were purchased with cash on hand pursuant to the exercise of warrants issued to Pinehurst in exchange for the conversion of debt of the Issuer in the total amount of $2,700,000 is $2,7050,033.

The aggregate purchase price of the 10,414 Shares directly beneficially owned by BSL, which were purchased with working capital pursuant to the exercise of warrants issued to BSL by the Issuer in connection with its service as placement agent for the Issuer in certain private placements, is $655,040.

The aggregate purchase price of the 29,080 Shares directly beneficially owned by Mr. McClory, which were purchased with personal funds in open market purchases, is $212,656, including brokerage commissions.

The aggregate purchase price of the 20,850 Shares directly beneficially owned by Mr. Moore, which were purchased with personal funds in open market purchases, is $1,365,675, including brokerage commissions.

The 550 Shares directly beneficially owned by Mr. Libanori were acquired as compensation for his service as independent director and Director of Operations of the Issuer and its predecessor.

## Item 4. Purpose of Transaction
Purpose of transaction:
BREA, Pinehurst and Mr. McClory previously filed a Schedule 13D with respect to their investment in the Issuer, which filing is superseded by this Schedule 13D.

The Reporting Persons acquired the Shares based on their belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer's current board of directors (the "Board") and management team have presided over substantial destruction of shareholder value and engaged in highly concerning conduct, and that meaningful change in the Issuer's leadership is urgently needed. The Board and management have overseen a precipitous decline in the price of the Shares, requiring a 10-for-1 reverse share split to enable the Issuer to maintain a minimum bid price of at least $1 per Share for continued listing on Nasdaq. Further, members of the Board and management of the Issuer have engaged in the following actions, which the Reporting Persons believe have not served the best interests of shareholders:

(i) On September 18, 2025, the Issuer entered into a Strategic Advisory Agreement with four members of the Board, including Mr. Sade, the Chief Executive Officer of the Issuer, in exchange for significant compensation in addition to their existing compensation as directors and as CEO, including pre-funded warrants to purchase Shares equal to 10% of the aggregate number of Shares issued in the Issuer's private placement and common warrants to purchase an additional number of Shares equal to 50% of the pre-funded warrant Shares;

(ii) On February 9, 2026, the Issuer entered into an Advisory Services Agreement with Pulsar Group Ltd., an entity at which three members of the Board serve as directors and Mr. Sade serves as a partner, for a total fee of $6 million;

(iii) On April 24, 2026, the Board approved and the Issuer entered into a Rights Agreement (commonly referred to as a "poison pill") with a 9.99% trigger threshold (or 20% in the case of an existing "13G Investor" as defined in the Rights Agreement) that has the effect of preventing shareholders from increasing their voting power or acting together to effect change at the Issuer, and entrenching the Issuer's incumbent leadership; and

(iv) On May 21, 2026, the Issuer undertook a registered direct offering of 2,298,000 Shares, approximately 21.4% of the post-issuance capitalization of the Issuer, to only two individuals, Mr. Sade and director Keren Maimon, without the support of a fairness opinion or other independent financial analysis of the terms of the related party transaction. It appears this related party transaction received a waiver under the recently adopted poison pill in order for Mr. Sade and Ms. Maimon to be able to acquire the Shares and increase their ownership above the 9.99% trigger threshold.

The impact of many of these actions has been to increase the voting power of members of the Board and management of the Issuer, while massively diluting other shareholders and blocking other shareholders from increasing their own voting power or acting as a group without the blessing of the Board. The Reporting Persons expect these actions significantly impacted the results of the Issuer's annual general meeting of its shareholders held in late June - the gap between the votes "for" and "against" the election of four out of five incumbent directors (including Mr. Sade and Ms. Maimon) was approximately 1.8 million shares, which is notably less than the number of shares issued to Mr. Sade and Ms. Maimon shortly before the record date for the annual meeting. This series of events greatly undermine the Issuer's assertion that the vote at the annual meeting provided a "clear mandate" in support of the Issuer's leadership, and have had the effect of entrenching the Board and shielding management from accountability for the Issuer's underperformance.

The Reporting Persons also noted the complaint (the "Complaint") filed in the Supreme Court of the State of New York by RBCH Ltd. ("RBCH") on June 22, 2026, alleging breaches of duties by certain directors of the Issuer, among other claims, which Complaint is included as an attachment to RBCH's Schedule 13D filed with the Securities and Exchange Commission on June 24, 2026. The Reporting Persons are concerned about the allegations made in the Complaint, intend to monitor developments in this litigation closely and reserve all rights.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intentions with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 11,009,294 Shares outstanding as of June 26,2026 as reported by the Issuer in its registration statement on Form F-3 filed with the Securities and Exchange Commission (the "SEC") on June 29, 2026.

As of the date hereof, BREA beneficially owned 10,000 Shares.

Percentage: 0.1%

As of the date hereof, BCL may be deemed to beneficially own 596,283 Shares, including 585,869 Shares beneficially owned directly and 10,414 Shares beneficially owned by BSL that BCL may be deemed to beneficially own as the sole shareholder of BSL.

Percentage: 5.4%

As of the date hereof, Pinehurst beneficially owned 50,033 Shares.

Percentage: 0.5%

As of the date hereof, BSL beneficially owned 10,414 Shares.

Percentage: 0.1%

As of the date hereof, Mr. McClory may be deemed to beneficially own 685,396 Shares, including 29,080 Shares beneficially owned directly, 596,283 Shares beneficially owned by BCL that he may be deemed to beneficially own as a member of the board of directors of BCL, 50,033 Shares beneficially owned by Pinehurst that he may be deemed to beneficially own as the sole member and manager of Pinehurst and 10,000 Shares beneficially owned by BREA that he may be deemed to beneficially own as the sole member of BREA.

Percentage: 6.2%

As of the date hereof, Mr. Moore may be deemed to beneficially own 617,133 Shares, including 20,850 Shares beneficially owned directly and 596,283 Shares beneficially owned by BCL that he may be deemed to beneficially own as a member of the board of directors of BCL, which includes 10,414 Shares beneficially owned by BSL that he may be deemed to beneficially own as a member of the board of directors of BSL.

Percentage: 5.6%

As of the date hereof, Mr. Libanori beneficially owned 550 Shares.

Percentage: 0.1%

As of the date hereof, Mr. Smith may be deemed to beneficially own the 10,414 Shares beneficially owned by BSL that he may be deemed to beneficially own as a member of the board of directors of BSL.

Percentage: 0.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
BREA:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,000

BCL:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 596,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 596,283

Pinehurst:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 50,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,033

BSL:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,414
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,414

Mr. McClory:
1. Sole power to vote or direct vote: 29,080
2. Shared power to vote or direct vote: 656,316
3. Sole power to dispose or direct the disposition: 29,080
4. Shared power to dispose or direct the disposition: 656,316

Mr. Moore:
1. Sole power to vote or direct vote: 20,850
2. Shared power to vote or direct vote: 596,283
3. Sole power to dispose or direct the disposition: 20,850
4. Shared power to dispose or direct the disposition: 596,283

Mr. Libanori:
1. Sole power to vote or direct vote: 550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 550
4. Shared power to dispose or direct the disposition: 0

Mr. Smith:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,414
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,414
Transactions in the class effected during the past sixty days: None of the Reporting Persons have engaged in any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors

Exhibit 99.1 - Joint Filing Agreement, dated July 27, 2026

## Signatures
- BREA Holdings, LLC: /s/ Daniel J. McClory, Daniel J. McClory, Sole Member (07/27/2026)
- Boustead & Company Ltd.: /s/ Keith C. Moore, Keith C. Moore, President (07/27/2026)
- Pinehurst Partners LLC: /s/ Daniel J. McClory, Daniel J. McClory, Manager (07/27/2026)
- Boustead Securities, LLC: /s/ Lincoln J. Smith, Lincoln J. Smith, President & CEO (07/27/2026)
- Daniel J. McClory: /s/ Daniel J. McClory, Daniel J. McClory (07/27/2026)
- Keith C. Moore: /s/ Keith C. Moore, Keith C. Moore (07/27/2026)
- Alberto Libanori: /s/ Alberto Libanori, Alberto Libanori (07/27/2026)
- Lincoln J. Smith: /s/ Lincoln J. Smith, Lincoln J. Smith (07/27/2026)